

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2020

Yanping Sheng
Chief Executive Officer
Kemiao Garment Holding Group
6910 S. Cimarron Road, Suite 240
Las Vegas, Nevada 89114

   Re: Kemiao Garment Holding Group
     Registration Statement on Form 10-12G
     Filed August 27, 2019
     File No. 000-56086

Dear Mr. Sheng:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing